Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES CASH DIVIDEND
PAYABLE JANUARY 16, 2012

(Calgary, December 19, 2011) /Marketwire/ - Pengrowth Energy Corporation today announced its January 16, 2012 cash dividend will be Cdn $0.07 per common share. The ex-dividend date is December 28, 2011. The dividend will be payable to all shareholders who hold shares on the record date of December 30, 2011.

The dividend of Cdn $0.07 per common share is equivalent to approximately U.S. $0.068 per common share using a Canadian/U.S. dollar exchange rate of Cdn$1.00:U.S $0.96. The actual U.S. dollar equivalent dividend will be based upon the actual U.S./Canadian dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividend has been designated as an “eligible dividend” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Dividend Reinvestment Plan

Pengrowth has a Dividend Reinvestment Plan (DRIP) that provides a convenient and cost-effective method for eligible shareholders in Canada and the United States to maximize their investment in Pengrowth by reinvesting their monthly cash dividends to acquire additional common shares at a five percent discount to the average trading price (as calculated in accordance to the DRIP plan) on the applicable payment date. For further information regarding the DRIP, please visit Pengrowth’s website at www.pengrowth.com or contact Olympia Trust Company at corporateactions@olympiatrust.com or 1-888-353-3138.

Credit Facilities

Pengrowth is pleased to announce that it has renegotiated and extended its syndicated revolving credit facility to a four year term, ending November 29, 2015. Borrowing costs under the credit facility decreased relative to previous levels with credit spreads ranging from 160 basis points to 325 basis points, above floating rates. Under this credit facility, Pengrowth has total committed credit capacity of $1.0 billion and a $250 million expansion feature providing Pengrowth with a total borrowing capacity of up to $1.25 billion.

2012 Capital Guidance

Pengrowth will issue its 2012 operating plan along with production and capital investment guidance in a press release during the week of January 23rd, 2012.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil & natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (tight carbonates) play in north-central Alberta, the Groundbirch (Montney gas) play in north-eastern British Columbia, the Lindbergh (Steam Assisted Gravity Drainage) project in east-central  Alberta, the Olds/Garrington (light oil/gas) play in south-central Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111